9/29

05011579

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maximum Ventures Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

FILE NO. 82- 3923 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 669-5819

ARIS
9-30-04

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 27, 2005 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 31, 2005.

This Information Circular is furnished in connection with the solicitation of proxies by management of Maximum Ventures Inc. (the "Company") for use at the Annual and Special General Meeting of shareholders to be held on August 31, 2005 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 27, 2005 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 25,435,465 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co	5,354,965	21.05%

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Douglas B. Brooks BC, Canada President, CEO, CFO & Director	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Gold International Corp. since 1998	June 17, 1999 to date	1,154,545
Hugh Burnett BC, Canada Director	Retired Banker	April 5, 2000 to date	909,091
Leeta Drinovz BC, Canada Director	Professional Administrator	September 28, 2000 to date	25,000
Georgia V. Knight BC, Canada Director	Executive Administrator with Vega Gold Ltd. from November 1998 to October 2001	June 29, 2005 to date	0

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Hugh Burnett and Leeta Drinovz are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Douglas B. Brooks and Leeta Drinovz who were directors of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders have not been rescinded as at the date of this

Information Circular. Douglas B. Brooks and Leeta Drinovz were also directors of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular. Leeta Drinovz was also a director of Carmel Resources Limited when it became subject to a cease trade order on July 23, 2001 (BCSC) for failure to file financial statements, which order has not been rescinded. Further, Leeta Drinovz was a director of Carmel Resources Limited when it became subject to a cease trade order on October 10, 1995 (BCSC), September 10, 1996 (BCSC) and September 24, 1999 (BCSC) respectively for failure to file financial statements, which orders were rescinded on January 24, 1996, December 10, 1996 and December 22, 1999 respectively;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks has served as the President, Chief Executive Officer and Chief Financial Officer of the Company since April 5, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer" or "NEO") during the financial years ended September 30, 2004, 2003 and 2002, being the three most recently completed fiscal years of the Company. No other officer's annual compensation during such period exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President, CEO and CFO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	745,000 425,000 Nil	Nil Nil Nil	Nil Nil Nil	$25,000[1] Nil Nil

Note[1] Consulting fees paid or accrued to Douglas B. Brooks.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Douglas B. Brooks	745,000	50.9%	$0.65	$0.55	Dec. 3, 2005

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	425,000	$8,500	745,000 Exercisable	Nil Exercisable

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2004 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended September 30, 2004 except as set out below under the heading "Interest of

Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following options and SARs were granted to non-executive directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	30,000	20.5%	$0.65	$0.55	Dec. 3, 2005

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	575,000	$11,500	30,000 Exercisable	Nil Exercisable

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,465,000	$0.65	594,154
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,465,000	$0.65	594,154

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2004 or the current financial year.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than directors or Named Executive Officers of the Company.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Douglas B. Brooks	Not independent*	Financially literate*
Hugh Burnett	Independent*	Financially literate*
Leeta Drinovz	Not independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2004	$8,900	-	-	-
2003	$8,000	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Minni, Clark & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Minni, Clark & Company is the successor firm of J.A. Minni & Associates Inc. who were first appointed auditors of the Company on March 6, 2003.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since October 1, 2003

Other informed party transactions

During the fiscal year ended September 30, 2004, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Management fees totaling $30,000 and interest charges of $4,736 were paid or accrued to Selkirk Angler's Guide Service Ltd., a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a director of the Company; and

2. Consulting fees totaling $25,000 were paid or accrued to Douglas Brooks, President, CEO and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2005 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2005 Plan.

The 2005 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2005 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2005 Plan. The 2005 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2005 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2005 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2005 Plan. A summary of some of the additional provisions of the 2005 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2005 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2005 Plan is in the Company's best interests and recommend that the shareholders approve the 2005 Plan.

Adoption of New Charter Documents

The British Columbia *Business Corporations Act* (the "New Act"), which replaced the British Columbia *Company Act* (the "Former Act"), came into force on March 29, 2004. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles". The New Act requires every company incorporated under the Former Act to complete a mandatory transition "rollover" on or before March 28, 2006.

The Company, by approval of the Board of Directors, will take or has taken steps to bring its charter documents into conformity with the New Act and to that end will file or has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every pre-existing company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

The removal of the PCPs requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy, and the filing of the resolution in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a Special Resolution, that:

(a) the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions set forth in Table 3 of the Regulation under the *Business Corporations Act* (British Columbia);

(b) the President or any one director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Alteration of Authorized Share Structure

The Company proposes to alter its Notice of Articles to increase the Company's authorized common share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value, as now permitted under the New Act.

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized common share structure.

The increase to the authorized common share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"RESOLVED, as a Special Resolution, that:

(a) the Notice of Articles of the Company be altered to increase the number of common shares of the Company authorized to be issued to an unlimited number of common shares without par value;

(b) the President or any one director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Replacement of Articles

The Board of Directors of the Company is seeking shareholder approval to replace the existing Articles (the "Old Articles") of the Company with a new form of Articles (the "New Articles") that takes advantage of the greater flexibility provided under the New Act.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1. **Location of Shareholder Meeting.** If approved by directors' resolution, general meetings of shareholders of he Company can be held at locations outside of British Columbia.

2. **Shareholder Resolutions at Meetings.** The requisite majority to pass a special resolution and a separate special resolution at a meeting of shareholders is decreased from a 3/4 majority to a 2/3 majority.

3. **Shareholder Resolutions by Written Consent.** Shareholders may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding 2/3 of the voting shares in the case of an ordinary resolution.

4. **Redemption and Repurchase.** Any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the shareholders.

5. **Resolutions Required to Effect Capital Alterations.** Changes to the Company's capital structure may be effected by ordinary resolution including, but not limited to, the creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized share structure, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the capital structure where permitted under the New Act.

6. **Change of Name.** The name of the Company can be changed by ordinary resolution or resolution of the directors.

7. **Directors' Resolutions.** The New Articles contain provisions for directors' resolution passed by consent in writing where a director may have a conflict of interest.

8. **Director Indemnification:** the New Articles reflect the provisions of the New Act provisions with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

9. **Notices.** The New Articles provide that the Company may give a notice or other document to a shareholder, director or officer in electronic form if the recipient has provided the necessary information to effect such delivery.

The full text of the proposed New Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed New Articles in advance of the Meeting at the Company's registered office at 501 -- 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

The Board of Directors of the Company proposes to adopt the New Articles. The adoption of the New Articles requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by the Company's shareholders, in person or by proxy, and the filing of the resolution in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"RESOLVED, as a Special Resolution, that:

(a) the existing Articles of the Company be deleted in their entirety and the form of Articles described in the Company's Information Circular dated July 27, 2005 and presented at the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles, such alteration not to take effect until the date and time that this resolution is received for deposit at the Company's records office;

(b) the President or any one director of the Company is authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof ; and

(c) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2004. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, Canada, this 27th day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

MAXIMUM VENTURES INC.

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

82

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF MAXIMUM VENTURES INC. (the "Company")

TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1I6 ON WEDNESDAY, AUGUST 31, 2005 AT 11:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Douglas B. Brooks, a Director of the Company, or failing this person, Hugh Burnett, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Me and Information Circular)

		For	Against	Wit
1.	The re-appointment of Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	(a) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(b) To elect as Director, HUGH BURNETT		N/A	
	(c) To elect as Director, LEETA DRINOVZ		N/A	
	(d) To elect as Director, GEORGIA V. KNIGHT		N/A	
3.	To approve the proposed stock option plan for implementation by the Company.			N
4.	To approve by special resolution, the removal of the application of the Pre-existing Company Provisions (as defined in the *Business Corporations Act* British Columbia).			N
5.	To consider and, if thought fit, to approve by special resolution, the increase of the authorized common share capital of the Company to an unlimited number of common shares without par value.			N
6.	To approve by special resolution, the adoption of new Articles of the Company.			N

The undersigned Registered Shareholder hereby revokes any proxy previ given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the cas corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the origin notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must acco the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy sev calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out th management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of eac matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striki the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alt proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on a*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accor Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Pr matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Reg Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (exc Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencemen Meeting. The mailing address is:

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-3923

MAXIMUM VENTURES INC.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

MAXIMUM VENTURES INC.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 577925 20 9)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2005

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

82-3923

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

MINNI, CLARK & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jerry A. Minni, C.G.A. *
Bryce A. Clark, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

AUDITORS' REPORT

To the Shareholders,
Maximum Ventures Inc.

We have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2004 and 2003** and the statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2004 and 2003** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that in our opinion, these principles have been applied on a consistent basis.

"MINNI, CLARK & COMPANY"
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, BC
April 12, 2005, except as to Note 8(d) which is at April 27, 2005

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 71,674	$ 182,330
GST receivable	14,346	14,866
Accounts receivable	-	6,183
Advances and prepaid expenses	125,208	98,188
Refundable deposit	1,000	-
	212,228	301,567
EQUIPMENT (Note 3)	3,950	2,860
MINERAL PROPERTIES (Note 4)	329,787	439,677
	$ 545,965	$ 744,104

LIABILITIES

	2004	2003
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 215,855	$ 239,099
Interests accrued	7,063	10,690
Loans payable	50,394	250,037
Due to related parties	6,585	36,576
	279,897	536,402

SHAREHOLDERS' EQUITY

	2004	2003
SHARE CAPITAL (Note 5)	4,762,611	3,590,611
SHARE SUBSCRIPTIONS	264,000	180,000
CONTRIBUTED SURPLUS (Note 5)	600,650	-
DEFICIT	(5,361,193)	(3,562,909)
	266,068	207,702
	$ 545,965	$ 744,104

Commitments – Notes 4, 5 and 8
Subsequent Events – Note 8

APPROVED BY THE DIRECTORS:

"Douglas B. Brooks"

"Hugh Burnett"

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
EXPENSES		
Depreciation	$ 961	$ 178
Bank charges and interest (Note 7)	11,723	15,371
Consulting fees (Note 7)	25,000	14,700
Management fees (Note 7)	30,000	30,000
Office and miscellaneous	88,545	5,700
Professional fees	80,318	62,877
Property investigation	166,000	-
Rent	36,000	37,500
Shareholder communication	21,149	-
Stock-based compensation	600,650	-
Transfer agent and filing fees	37,665	11,956
Travel and promotion	25,593	6,730
LOSS BEFORE OTHER ITEM	1,123,604	185,012
OTHER ITEM:		
Write down of mineral properties and deferred exploration costs	674,680	-
NET LOSS FOR THE YEAR	(1,798,284)	(185,012)
DEFICIT, BEGINNING OF YEAR	(3,562,909)	(3,377,897)
DEFICIT, END OF YEAR	$(5,361,193)	$(3,562,909)
Basic and diluted loss per share	$ (0.09)	$ (0.02)
Weighted average number of shares	18,776,736	12,216,609

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES		
Net loss for the year	$(1,798,284)	$ (185,012)
Items not involving cash:		
Depreciation	961	178
Stock-based compensation	600,650	-
Write down of mineral properties and related deferred exploration costs	674,680	-
Changes in non-cash working capital items:		
GST receivable	520	(7,467)
Accounts receivable	6,183	(6,183)
Due to related parties	(29,991)	27,074
Advances and prepaid expenses	(27,020)	(66,045)
Interests accrued	(3,627)	7,556
Accounts payable and accrued liabilities	(23,243)	168,592
Refundable deposit	(1,000)	-
	(600,171)	(61,307)
INVESTING ACTIVITIES		
Acquisition of equipment	(2,052)	(3,037)
Acquisition of mineral properties	(75,000)	(432,177)
Deferred exploration costs	(57,290)	(7,500)
	(134,342)	(442,714)
FINANCING ACTIVITIES		
Issuance of shares, net of share issue costs	559,500	288,000
Share subscriptions received	264,000	180,000
Loans payable	(199,643)	215,047
	623,857	683,047
INCREASE (DECREASE) IN CASH	(110,656)	179,026
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	182,330	3,304
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 71,674	$ 182,330
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash transactions – Note 6

MAXIMUM VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2004, the Company had a working capital deficiency of $67,669 (2003 - $234,835). Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Equipment and Depreciation

Equipment is recorded at cost. The Company provides for depreciation using the declining balance method at the following annual rates:

Computer equipment	-	30%
Office equipment	-	20%

b) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written off in the year of abandonment. Proceeds

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

c) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

d) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new recommendations required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Effective for periods beginning on or after January 1, 2004 pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted, whether they be to employees, directors or non-employees must be accounted for.

Beginning October 1, 2003, the Company adopted, on a retrospective basis, the fair value based method of accounting for stock-based compensation for the granting of all stock options and direct awards of stock.

Under the fair value method, a compensation cost is measured at fair value for stock options granted at the grant date and is expensed when they have been vested, with a corresponding increase to contributed surplus. Upon the exercise of the stock options consideration paid together with the applicable amount of contributed surplus are transferred to share capital.

e) Fair Market Value of Financial Instruments

The carrying value of cash, advances, prepaid expenses, accounts receivable and accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

f) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognised for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis for assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

3. EQUIPMENT

	2004			2003
	Cost	Accumulated Depreciation	Unamort Cost	Unamort Cost
Computer	$ 3,037	$ 1,035	$ 2,002	$ 2,860
Office equipment	2,052	104	1,948	-
	$ 5,089	$ 1,139	$ 3,950	$ 2,860

4. MINERAL PROPERTIES

	2004	2003
Property costs		
Stump Lake Property	$ 270,000	$ 175,000
Mongolia Properties	1	257,177
	270,001	432,177
Deferred exploration costs		
Stump Lake Property	59,785	7,500
Mongolia Properties	1	-
	59,786	7,500
	$ 329,787	$ 439,677

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at September 30, 2004 the total amount of $59,785 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

4. MINERAL PROPERTIES - continued

b) Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$200,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company has agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

The cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of the dispute concerning its title and ownership rights.

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, September 30, 2002	9,560,171	$ 3,302,611
For cash pursuant to a private placement at $0.10 per share	3,000,000	288,000
Balance, September 30, 2003	12,560,171	3,590,611
For cash pursuant to exercise of stock options at $0.15 per share	1,150,000	172,500
For cash pursuant to private placement at $0.10 per share	1,800,000	180,000
For cash pursuant to private placement at $0.1275 per share	3,231,372	387,000
Issued pursuant to acquisition of Stump Lake property	200,000	20,000
Issued pursuant to acquisition of Mongolia properties	1,500,000	375,000
Issued as finders' fees	150,000	37,500
Balance, September 30, 2004	20,591,543	$ 4,762,611

c) Shares Held in Escrow

As at September 30, 2004, 107,142 (2003 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

d) Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

5. SHARE CAPITAL - continued

A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,256,000	$ 0.15	-	$ -
Granted	1,465,000	0.65	1,256,000	0.15
Exercised	(1,150,000)	0.15	-	-
Expired/cancelled	(106,000)	0.15	-	-
Options outstanding and exercisable at end of year	1,465,000	$ 0.65	1,256,000	$ 0.15

At September 30, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

As disclosed in Note 2(d), effective for the year ended September 30, 2004, the Company has adopted the new policy to record compensation expense on the granting of all stock options. The fair value method is determined using the Black-Scholes option pricing model.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk-free interest rate	1.98%
Expected option life in years	2 years
Expected stock price volatility	126%
Expected dividend yield	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

5. SHARE CAPITAL - continued

e) Share Purchase Warrants

As at September 30, 2004, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
3,000,000	$0.10	December 28, 2004
3,231,372	$0.25	December 31, 2005

Those warrants entitle the holders to acquire one common share for each warrant held.

The 2,000,000 warrants at the exercise price of $0.10 expired and unexercised on July 17, 2004.

6. NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

a) Pursuant to the terms of the option agreement relating to the acquisition of the Edren properties the Company had issued 500,000 common shares to the optionor and 50,000 common shares to the finder at the fair market price of $0.25 per share.

b) Pursuant to the terms of the option agreement relating to the acquisition of the Ulaan properties the Company had issued 1,000,000 common shares to the optionor and 100,000 common shares to the finder at the fair market price of $0.25 per share.

7. RELATED PARTY TRANSACTIONS

During the years ended September 30, 2004 and 2003 the Company incurred the following costs charged by a director of the Company and a company controlled by a director of the Company:

	2004	2003
Management fees	$ 30,000	$ 30,000
Consulting	25,000	-
Interest	4,736	3,392
	$ 59,736	$ 33,392

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At September 30, 2004, the accounts payable includes $28,935 (2003 - $29,991) due to a company controlled by a director of the Company, and $25,000 (2003 – Nil) to a director of the Company.

8. SUBSEQUENT EVENTS

a) Subsequent to September 30, 2004 warrants for 2,790,000 shares at $0.10 per share were exercised to net the Company $279,000.

b) Subsequent to September 30, 2004, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000, and another private placement of 250,000 common shares at $0.50 per share for proceeds of $125,000. In connection with the private placements, 1,803,922 warrants at $0.25 per share and 250,000 warrants at $0.50 per share were issued.

c) Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and the Ulaan properties in Mongolia. The Company is reviewing its legal options.

d) Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant (See Note 4(b)) including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement, by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

MAY 30, 2005

For the year ended September 30, 2004 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004 and 2003. This discussion and analysis as of May 30, 2005 provides information on the operations of Maximum for the year ended September 30, 2004 and subsequent to the year end.

OVERVIEW

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

MINERAL PROPERTIES

	September 30, 2004	September 30, 2003
Property costs		
Stump Lake Property	$ 270,000	$ 175,000
Mongolia Properties	1	257,177
	270,001	432,177
Deferred exploration costs		
Stump Lake Property	59,785	7,500
Mongolia Properties	1	-
	59,786	7,500
	$ 329,787	$ 439,677

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at September 30, 2004 the total amount of $59,785 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies. A total of 112 grab, chip, and contiguous channel samples were collected from the trenches, old shafts and a pit and 16 grab, float, chip and discontinuous channel samples were collected from old workings and dumps during the program.

The structural study has confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone striking north-north-east is up to 8 wide and can be followed continuously for about 800 meters. Two apparently isolated showings occur along strike, one about 700 meters northeast and the other about 700 meters to the south. A newly discovered, smaller shear zone trending northeast and about 200 meters long occurs about 350 meters to the west.

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Several minor shear zones striking north to north north-west occur in the central, western and northern parts of the deposit, but their extent along strike is less than 100 meters. The shear zones dip under vertical or nearly vertical angles, but the mineralized quartz veins contained within the shear zones strike and dip under various angles.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

The samples of vein material collected from old dumps assayed up to 4.29 g/t gold, 4,430g/t silver, 7,290 g/t copper, 10,000 g/t lead and 4,170 g/t zinc. The average values for selected elements in contiguous channel samples from trenches and old shafts are as follows: 0.234 g/t Au, 5 g/t Ag, 119.5 g/t Cu, 105.9 g/t Pb and 184.2 g/t Zn; the average width of mineralized zone is 1.8 meters. These results indicate that the property has a good potential to host additional precious/base metals mineralization.

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property including geological mapping and trenching and depending on the results, a second stage could follow including exploration drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights. Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties, have been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the Ulaan and Edren properties.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Mineral Properties

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations. The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases. The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new recommendations required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

Effective for periods beginning on or after January 1, 2004 pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted, whether they be to employees, directors or non-

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation – Cont'd

employees must be accounted for.

Beginning October 1, 2003, the Company adopted, on a retrospective basis, the fair value based method of accounting for stock-based compensation for the granting of all stock options and direct awards of stock.

Under the fair value method, a compensation cost is measured at fair value for stock options granted at the grant date and is expensed when they have been vested, with a corresponding increase to contributed surplus. Upon the exercise of the stock options consideration paid together with the applicable amount of contributed surplus are transferred to share capital.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$
Revenue	-	-	-
Net loss	(1,798,284)	(185,012)	(207,814)
Basic and diluted loss per share	(0.09)	(0.02)	(0.03)
Total assets	545,965	744,104	42,846

For the year ended September 30, 2004 the net loss was $1,798,284 or $0.09 per share compared to the net loss of $185,012 or $0.02 per share (872% increase) for the year ended September 30, 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of mineral properties and deferred exploration costs, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the year ended September 30, 2004. In addition to these costs the Company incurred $82,845 increase in office and miscellaneous expenditures, $17,441 in professional fees, $25,709 in transfer agent and filing fees and $19,223 in travel and promotion costs.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current quarter

For the quarter ended September 30, 2004, the net loss was $1,638,045 or $0.08 per share compared to the net loss of $65,184 or $0.01 per share (2,513% increase) for the comparable period in 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of mineral properties and deferred exploration costs, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the quarter ended September 30, 2004.

During the quarter ended September 30, 2004, the Company incurred depreciation expense of $619 (2003: $178), bank and interest charges of $3,908 (2003: $14,226), consulting fees of $25,000 (2003: ($10,000) - consulting fees were capitalized); management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $75,614 (2003: $2,872), professional fees of $55,121 (2003: $38,023), property investigation costs of $166,000 (2003: $Nil), office rent of $9,000 (2003: $10,500), shareholder communication costs of $3,352 (2003: $Nil), stock based compensation of $600,650 (2003: $Nil), transfer agent and filing fees of $1,801 (2003: $836) and travel and promotion expenses of $14,800 (2003: $1,049).

Year-to-date

During the year the Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs totalling $674,680 were written down to a nominal value of $ 1 each in view of the dispute concerning its title and ownership rights.

During the year ended September 30, 2004, the Company incurred depreciation expense of $961 (2003: $178), bank and interest charges of $11,723 (2003: $15,371), consulting fees of $25,000 (2003: $14,700); management fees of $30,000 (2003: $30,000), office and miscellaneous expenses of $88,545 (2003: $5,700), professional fees of $80,318 (2003: $62,877), property investigation costs of $166,000 (2003: $Nil), office rent of $36,000 (2003: $37,500), shareholder communication costs of $21,149 (2003: $Nil), stock based compensation of $600,650 (2003: $Nil), transfer agent and filing fees of $37,665 (2003: $11,956) and travel and promotion expenses of $25,593 (2003: $6,730).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the years ended September 30, 2004, 2003 and 2002:

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES – CONT'D

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$
Depreciation	961	178	-
Increase (decrease) % *	439.89	100.00	-
Bank charges and interest	11,723	15,371	16,473
Increase (decrease) % *	(6.69)	(6.69)	-
Consulting	25,000	14,700	32,800
Increase (decrease) % *	70.07	(55.18)	-
Management fees	30,000	30,000	30,000
Increase (decrease) % *	-	-	-
Office and misc.	88,545	5,700	7,823
Increase (decrease) % *	1,453.42	(27.14)	-
Professional fees	80,318	62,877	67,558
Increase (decrease) % *	27.74	(6.93)	-
Property investigation	166,000	-	10,000
Increase (decrease) % *	100.00	(100.00)	-
Rent	36,000	37,500	31,500
Increase (decrease) % *	(4.00)	19.05	-
Shareholder communication	21,149	-	-
Increase (decrease) % *	100.00	-	-
Stock-based compensation	600,650	-	-
Increase (decrease) % *	100	-	-
Transfer agent and filing fees	37,665	11,956	9,999
Increase (decrease) % *	215.03	19.57	-
Travel and promotion	25,593	6,730	1,661
Increase (decrease) %*	280.28	305.17	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the year ended September 30, 2004, the Company incurred depreciation expense of $961 (2003: $178), bank and interest charges of $11,723 (2003: $15,371), consulting fees of $25,000 (2003: $14,700); management fees of $30,000 (2003: $30,000), office and miscellaneous expenses of $88,545 (2003: $5,700), professional fees of $80,318 (2003: $62,877), property investigation costs of $166,000 (2003: $Nil), office rent of $36,000 (2003: $37,500), shareholder communication costs of $21,149 (2003: $Nil), stock based compensation of $600,650 (2003: $Nil), transfer agent and filing fees of $37,665 (2003: $11,956) and travel and promotion expenses of $25,593 (2003: $6,730).

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2004				Year ended September 30, 2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(42,238)	(71,602)	(46,399)	(963,365)	(38,010)	(41,230)	(40,588)	(65,184)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.06)	(0.00)	(0.03)	(0.01)	(0.06)

During the quarter ended September 30, 2004, the Company incurred depreciation expense of $619 (2003: $178), bank and interest charges of $3,908 (2003: $14,226), consulting fees of $25,000 (2003: ($10,000) - consulting fees were capitalized); management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $75,614 (2003: $2,872), professional fees of $55,121 (2003: $38,023), property investigation costs of $166,000 (2003: $Nil), office rent of $9,000 (2003: $10,500), shareholder communication costs of $3,352 (2003: $Nil), stock based compensation of $600,650 (2003: $Nil), transfer agent and filing fees of $1,801 (2003: $836) and travel and promotion expenses of $14,800 (2003: $1,049).

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had a working capital deficiency of $67,669 (2003: $ 234,835).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. Subsequent to September 30, 2004, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants at $0.25 per share were issued.

During the year ended September 30, 2004 the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. Subsequent to September 30, 2004, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement 250,000 warrants at $0.50 per share were issued.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES – CONT'D

At September 30, 2004, the Company held cash on hand of $71,674 (2003: $182,330) and liabilities totalled $279,897 (2003: $536,402).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
Balance May 30, 2005		25,435,465	$ 5,396,611

Shares Held in Escrow

As at September 30, 2004, and May 30, 2005, 107,142 (2003 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'D

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,256,000	$ 0.15	-	$ -
Granted	1,465,000	0.65	1,256,000	0.15
Exercised	(1,150,000)	0.15	-	-
Expired/cancelled	(106,000)	0.15	-	-
Options outstanding and exercisable at end of year	1,465,000	$ 0.65	1,256,000	$ 0.15

At September 30, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

Share Purchase Warrants

As at September 30, 2004, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
3,000,000	$0.10	December 28, 2004
3,231,372	$0.25	December 31, 2005

Those warrants entitle the holders to acquire one common share for each warrant held.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

During the year ended September 30, 2004 the Company incurred $30,000 (2003: $30,000) in management fees, $25,000 (2003: $Nil) in consulting fees and $4,736 (2003: $3,392) in interest costs charged by a director of the Company and a company controlled by a director of the Company. At September 30, 2004 accounts payable included $ 28,395 (2003: $29,991) owed to a company controlled by a director of the Company and $25,000 (2003: $ Nil) to a director of the Company.

RISKS AND UNCERTAINTIES

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-3923

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2004, and 2003

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.
BALANCE SHEETS

	June 30, 2004 (Unaudited)	September 30, 2003 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ **109,797**	$ 182,330
GST receivable	**4,167**	14,866
Accounts receivable	**6,369**	6,183
Advances and prepaid expenses	**193,119**	98,188
	313,452	301,567
Capital assets – Note 3	**2,518**	2,860
Resource properties – Note 2	**1,763,609**	439,677
	$ **2,079,579**	$ 744,104
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ **82,820**	$ 239,099
Interest accrued	**4,280**	10,690
Loans payable	**36,287**	250,037
Due to related parties	**26,104**	36,576
	149,491	536,402
SHAREHOLDERS' EQUITY		
Share Capital - Note 4	**5,469,236**	3,590,611
Share subscriptions	**184,000**	180,000
Deficit	**(3,723,148)**	(3,562,909)
	1,930,088	207,702
	$ **2,079,579**	$ 744,104

APPROVED BY DIRECTORS:

"Douglas B. Brooks", Director *"Hugh Burnett"*, Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF LOSS AND DEFICIT
For the three and nine months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Nine Months Ended June 30, 2004	Nine Months Ended June 30, 2003
EXPENSES				
Amortization	$ **114**	$ -	$ **342**	$ -
Bank charges and interest – Note 5	**1,707**	729	**7,815**	1,145
Consulting	-	11,900	-	24,700
Management fees – Note 5	**7,500**	7,500	**22,500**	22,500
Office & miscellaneous	**2,434**	1,689	**12,931**	2,828
Professional fees	**9,382**	7,219	**25,197**	24,854
Rent	**9,000**	9,000	**27,000**	27,000
Shareholders communication	**959**	-	**17,797**	-
Transfer agent and filing fees	**13,073**	2,035	**35,864**	11,120
Travel and promotion	**2,230**	516	**10,793**	5,681
NET LOSS FOR THE PERIOD	**46,399**	40,588	**160,239**	119,828
DEFICIT, BEGINNING OF THE PERIOD	**3,676,749**	3,457,137	**3,562,909**	3,377,897
DEFICIT, END OF PERIOD	$ **3,723,148**	$ 3,497,725	$ **3,723,148**	$ 3,497,725
NET LOSS PER SHARE	$ **0.01**	$ 0.01	$ **0.01**	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	**Nine Months Ended June 30, 2004**	Nine Months Ended June 30, 2003
OPERATIONS				
Net loss for the period	$ (46,399)	$ (40,588)	$ (160,239)	$ (119,828)
Items not involving cash:				
Amortization	114	-	342	-
Changes in non-cash working capital items related to operations:				
Accounts receivable	-	(2,179)	(186)	(4,106)
Advances receivable and prepaid expenses	(6,186)	473	(94,931)	(100,799)
GST receivable	794	-	10,699	-
Accounts payable and accrued liabilities	(2,338)	31,936	(156,279)	39,456
Due to related parties	8,873	-	(10,472)	(1,284)
Interest accrued	-	-	(6,410)	-
Cash used in operating activities	(45,142)	(10,358)	(417,476)	(186,561)
INVESTING ACTIVITIES				
Resource properties acquisition costs	(15,000)	-	(201,000)	(150,000)
Resource properties investigation and exploration advance	-	(72,000)	-	(72,000)
Deferred exploration costs	727	-	(3,807)	(6,295)
Cash used in investing activities	(15,727)	(72,000)	(204,807)	(228,295)
FINANCING ACTIVITIES				
Common shares issued for cash	-	-	604,500	300,000
Common shares subscribed	39,000	-	184,000	-
Share issue costs	-	-	(25,000)	(10,000)
Loans payable	-	82,000	(213,750)	122,400
Cash provided by financing activities	39,000	82,000	549,750	412,400
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(21,869)	(358)	(72,533)	(2,456)
CASH, BEGINNING OF THE PERIOD	131,666	1,206	182,330	3,304
CASH, END OF PERIOD	$ 109,797	$ 848	$ 109,797	$ 848
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash transaction – Note 2, 5

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three and nine months ended June 30, 2004
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2003 audited financial statements.

Note 2 **Resource Property Costs**

Edren Properties, Mongolia

By an option agreement with Brant Enterprises Inc. dated November 1, 2003, the Company acquired up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares.

For a 60% interest, the Company agreed to pay $100,000 USD and issue 500,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Edren Properties, the Company and Brant Enterprises Inc. will form a single purpose joint venture to further explore and develop the Edren Properties.

The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty.

Ulaan Properties, Mongolia

By an option agreement with Brant Enterprises Inc. dated November 1, 2003, the Company acquired up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City.

For a 60% interest, the Company agreed to pay $100,000 USD and issue 1,000,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60%

Note 2 **Resource Property Costs - Cont'd**

Ulaan Properties, Mongolia – cont'd

interest in and to the Ulaan Properties, the Company and Brant Enterprises Inc. will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty.

As at June 30, 2004 the Company had expended $363,177 (September 30, 2003: $257,177) and issued 1,650,000 shares (including 150,000 shares for finder's fees) for Mongolian property acquisition and exploration.

Stump Lake Property

By an option agreement ("Agreement") with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company has the option to earn a 100% interest in the Stump Lake property located south of Kamloops, British Columbia for consideration of 200,000 common shares (issued), $500,000 in exploration expenditures and property payments totaling $350,000 as follows:

Exploration Expenditures:
- $200,000 on or before November 30, 2003; and
- a further $300,000 on or before November 30, 2006.

Cash Payments to Braniff:
- $150,000 (paid) within seven days of TSX Venture Exchange acceptance for filing of the Agreement;
- $25,000 on or before November 1, 2002 (paid);
- $75,000 on or before November 30, 2003 (paid);
- $25,000 on or before November 30, 2004 ($20,000 paid);
- $25,000 on or before November 30, 2005; and
- $50,000 on or before November 30, 2006

$ 350,000

At June 30, 2004 the Company paid $270,000 to Braniff and incurred $183,420 in exploration costs and advances. The Agreement is subject to a 3% net smelter return royalty.

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three and nine months ended June 30, 2004
(Unaudited - Prepared by Management)

Note 3 **Capital Assets**

			Net Carrying Amount June 30,	
	Cost	Accumulated Amortization	2004	2003
Computer equipment	$ 3,037	$ 519	$ 2,518	$ -

Note 4 **Share Capital**

Authorized:

100,000,000 common shares without par value.

Issued		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement – at$0.10		3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	412,000
- for mineral property	– at $0.70	1,000,000	700,000
- for mineral property	– at $0.80	500,000	400,000
- for mineral property (finder's fee)	– at $0.1275	150,000	19,125
Share issue costs		-	(25,000)
Balance June 30, 2004		20,591,543	$ 5,469,236

As of June 30, 2004, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of June 30, 2004 and 2003 and changes during the periods ending on those dates is presented below:

Note 4 **Share Capital- cont'd**

Commitments – cont'd

Stock-based compensation plan – cont'd

	June 30, 2004		June 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,256,000	$0.15	-	-
Granted	1,465,000	$0.65	256,000	$0.15
	-		1,000,000	$0.15
Exercised	(1,150,000)	$0.15	-	
Expired	(106,000)		-	
Options outstanding and exercisable at end of period	1,465,000	$0.65	1,256,000	$0.15

At June 30, 2004 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
1,465,000	$0.65	December 3, 2005

Share purchase warrants

At June 30, 2004 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

Note 5 **Non-cash Transactions**

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

(i) The Company completed the acquisition of the Edren Properties in Mongolia. Pursuant to the terms of the agreement, the Company has issued: a total of 500,000 common shares in its capital to the Vendor at a deemed price of $0.80 per share and a total of 50,000 common shares in its capital to the finder at a deemed price of $0.1275 per share. The issuance of the shares followed the acceptance for filing by the TSX Venture Exchange of the option agreement. The shares are subject to a hold period and may not be traded until August 31, 2004.

(ii) The Company completed the acquisition of the Ulaan Properties in Mongolia. Pursuant to the terms of the agreement, the Company has issued: a total of 1,000,000 common shares in its capital to the Vendor at a deemed price of $0.70 per share and a total of 100,000 common shares in its capital to the finder at a deemed price of $0.70 per share. The issuance of the shares followed the acceptance for filing by the TSX Venture Exchange of the option agreement. The shares are subject to a hold period and may not be traded until August 17, 2004.

Note 6 **Related Party Transactions**

During the nine months ended June 30, 2004 and 2003, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended June 30,		Nine months ended June 30,	
	2004	2003	2004	2003
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 22,500
Interest	848	-	3,345	-
	$ 8,348	$ 7,500	$ 18,345	$ 22,500

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2004, accounts payable includes $ 19,519 (2003: $18,573) due to a company controlled by a director of the Company.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

AUGUST 27, 2004

For the nine months ended June 30, 2004 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2003 and 2002. This discussion and analysis as of August 27, 2004 provides information on the operations of Maximum for the nine months period ended June 30, 2004 and subsequent to the quarter end.

OVERVIEW

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

MINERAL PROPERTIES

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

As at June 30, 2004, the Company incurred $183,420 in exploration costs and advances.

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. plans to conduct a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (approximately 200 meters) will be excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
To make cash payments to November 1, 2007 totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007 totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Mineral Properties

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations. The Company

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – CONT'D

charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases. The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new recommendations required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – CONT'D

Stock-based compensation – Cont'd
Effective for periods beginning on or after January 1, 2004 pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted, whether they be to employees, directors or non-employees must be accounted for.

Beginning October 1, 2003, the Company adopted, on a retrospective basis, the fair value based method of accounting for stock-based compensation for the granting of all stock options and direct awards of stock.

Under the fair value method, a compensation cost is measured at fair value for stock options granted at the grant date and is expensed when they have been vested, with a corresponding increase to contributed surplus. Upon the exercise of the stock options consideration paid together with the applicable amount of contributed surplus are transferred to share capital.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the nine months ended June 30, 2004 and 2003 and the last three audited fiscal years ended September 30, 2003, 2002 and 2001:

	Nine months ended June 30, 2004	Nine months ended June 30, 2003	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(160,239)	(119,828)	(185,012)	(207,814)	(174,232)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Total assets	2,079,579	373,590	744,104	42,846	7,282

Net loss for the nine months ended June 30, 2004 was $ 160,239 or $0.01 per share as compared to a loss of $119,828 or $0.01 per share for the nine months ended June 30, 2003. The increase in net loss was primarily due to increase in shareholder communication expenditures, transfer agent and filing fees, and travel and promotion.

For the year ended September 30, 2003 the net loss was $185,012 or $0.02 per share compared to the net loss of $207,814 or $0.03 per share (10.97% decrease) for the year ended September 30, 2002. The decrease in the net loss was primarily due to $18,100 decrease in consulting fees, $2,123 in office and miscellaneous expenditures, $4,681 in professional fees, and $10,000 in mineral property evaluation costs. These decreases were offset by the increase of $6,000 in office rent, $1,957 in transfer agent and filing fees, and $5,069 in travel and promotion expenditures.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current quarter

For the quarter ended June 30, 2004, the net loss was $46,399 or $0.01 per share compared to the net loss of $40,588 or $0.01 per share (14.32% increase) for the same period in 2003. The increase in the net loss was primarily due to $978 increase in bank charges and interest, $745 in office and miscellaneous expenditures, $2,163 in professional fees, $959 in shareholder communication expenditures, $13,073 in transfer agent and filing fees and $1,714 in travel and promotion. These increases were offset by the decrease of $11,900 in consulting fees.

During the quarter ended June 30, 2004, the Company incurred depreciation expense of $114 (2003: $Nil), bank and interest charges of $1,707 (2003: $729), consulting fees of $Nil (2003: $11,900), management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $2,434 (2003: $1,689), professional fees of $9,382 (2003: $7,219), office rent of $9,000 (2003: $9,000), shareholder communication costs of $959 (2003: $Nil), transfer agent and filing fees of $13,073 (2003: $2,035) and travel and promotion expenses of $2,230 (2003: $516).

Year-to-date

For the period ended June 30, 2004 the net loss was $160,239 or $0.01 per share compared to the net loss of $119,828 or $0.01 per share (33.72% increase) for the same period in 2003. The increase in the net loss was primarily due to $6,670 increase in bank and interest charges, $10,103 in office and miscellaneous expenditures $17,797 in shareholder communication expenditures, $24,744 in transfer agent and filing fees and $5,112 in travel and promotion costs.

During the nine-month period ended June 30, 2004, the Company incurred depreciation expense of $342 (2003: $Nil), bank and interest charges of $7,815 (2003: $1,145), consulting fees of $Nil (2003: $24,700), management fees of $22,500 (2003: $22,500), office and miscellaneous expenses of $12,931 (2003: $2,828), professional fees of $25,197 (2003: $24,854), office rent of $27,000 (2003: $27,000), shareholder communication costs of $17,797 (2003: $Nil), transfer agent and filing fees of $35,864 (2003: $11,120) and travel and promotion expenses of $10,793 (2003: $5,681).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the nine months ended June 30, 2004, and 2003 and for the years ended September 30, 2003, 2002 and 2001:

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Nine months ended June 30, 2004	Nine months ended June 30, 2003	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
	$	$	$	$	$
Amortization	342	-	178	-	-
Increase (decrease) *	N/A	-	-	-	-
Bank charges and interest	7,815	1,145	15,371	16,473	21,496
Increase (decrease) *	582	-	(6.69)	(23.37)	-
Transfer agent and filing fees	35,864	11,120	11,956	9,999	7,261
Increase (decrease) *	222.52	-	19.57	37.71	-
Management fees	22,500	22,500	30,000	30,000	30,000
Increase (decrease) *	0.00	-	0.00	0.00	-
Professional fees	25,197	24,854	62,877	67,558	21,628
Increase (decrease) *	1.38	-	(6.93)	212.36	-
Office and misc.	12,931	2,828	5,700	7,823	17,874
Increase (decrease) *	357.25	-	(27.14)	(56.24)	-
Rent	27,000	27,000	37,500	31,500	18,000
Increase (decrease) *	0.00	-	19.05	75.00	-
Shareholder communication	17,797	-	-	-	-
Increase (decrease) *	N/A	-	-	-	-
Travel and promotion	10,793	5,681	6,730	1,661	152
Increase (decrease) *	89.98	-	305.17	925.00	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the nine-month period ended June 30, 2004, the Company incurred depreciation expense of $342 (2003: $Nil), bank and interest charges of $7,815 (2003: $1,145), consulting fees of $Nil (2003: $24,700), management fees of $22,500 (2003: $22,500), office and miscellaneous expenses of $12,931 (2003: $2,828), professional fees of $25,197 (2003: $24,854), office rent of $27,000 (2003: $27,000), shareholder communication costs of $17,797 (2003: $Nil), transfer agent and filing fees of $35,864 (2003: $11,120) and travel and promotion expenses of $10,793 (2003: $5,681).

During the year ended September 30, 2003, the Company incurred depreciation expense of $178 (2002: $Nil), bank and interest charges of $15,371 (2002: $16,473), management fees of $30,000 (2002: $30,000), office and miscellaneous expenses of $5,700 (2002: $7,823), professional fees of $62,877 (2002: $67,558), office rent of $37,500 (2002: $31,500), transfer agent and filing fees of $11,956 (2002: $9,999) and travel and promotion expenses of $6,730 (2002: $1,661).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended September 30, 2004			Year ended September 30, 2003				Year ended September 30, 2002
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(42,238)	(71,602)	(46,399)	(38,010)	(41,230)	(40,588)	(65,184)	(49,858)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.03)	(0.01)	(0.06)	(0.01)

During the quarter ended June 30, 2004, the Company incurred depreciation expense of $114 (2003: $Nil), bank and interest charges of $1,707 (2003: $729), consulting fees of $Nil (2003: $11,900), management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $2,434 (2003: $1,689), professional fees of $9,382 (2003: $7,219), office rent of $9,000 (2003: $9,000), shareholder communication costs of $959 (2003: $Nil), transfer agent and filing fees of $13,073 (2003: $2,035) and travel and promotion expenses of $2,230 (2003: $516).

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company had a working capital (deficiency) of $163,961 (2003: $ (61,409)).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the nine months ended June 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. The balance of the private placement is subject to acceptance for filing of final documentation. A finder's fee is payable in shares and in cash on a portion of the private placement.

During the nine months ended June 30, 2004 the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. A finder's fee is payable in units and in cash with respect to this private placement.

At the end of the third quarter, the Company held cash on hand of $109,797 (September 30, 2003: $182,330) and liabilities totalled $142,491(September 30, 2003: $536,402).

The Company does not have any off-balance sheet arrangements.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement – at$0.10		3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	412,000
- for mineral property	– at $0.70	1,000,000	700,000
- for mineral property	– at $0.80	500,000	400,000
- for mineral property (finder's fee)	– at $0.1275	150,000	19,125
Share issue costs		-	(25,000)
Balance June 30, 2004 and August 27, 2004		20,591,543	$ 5,469,236

As of June 30, 2004, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of June 30, 2004 and 2003 and changes during the periods ending on those dates is presented below:

SHARE CAPITAL

Commitments - Cont'd

Stock-based compensation plan – Cont'd

	June 30, 2004		June 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,256,000	$0.15	-	-
Granted	1,465,000	$0.65	256,000	$0.15
	-		1,000,000	$0.15
Exercised	(1,150,000)	$0.15	-	
Expired	(106,000)		-	
Options outstanding and exercisable at end of period	1,465,000	$0.65	1,256,000	$0.15

At June 30, 2004 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
1,465,000	$0.65	December 3, 2005

Share purchase warrants

At June 30, 2004 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	July 17, 2004
3,231,372	$0.25	December 31, 2005
5,231,372		

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2004 and 2003, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended June 30,		Nine months ended June 30,	
	2004	2003	2004	2003
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 22,500
Interest	848	-	3,345	-
	$ 8,348	$ 7,500	$ 18,345	$ 22,500

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2004, accounts payable includes $ 19,519 (2003: $18,573) due to a company controlled by a director of the Company.

RISKS AND UNCERTAINTIES

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.